April 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Michael Killoy

Re:	CF Acquisition Corp. A
Amended Draft Registration Statement on Form S-1
Submitted June 28, 2023
CIK No. 0001865602

Dear Mr. Killoy:

CF Acquisition Corp. A (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated July 25, 2023 (the “Letter”) regarding the above-referenced Amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on June 28, 2023. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Amended Draft Registration Statement on Form S-1 filed June 28, 2023

Summary, page 1

1.	We note the disclosure regarding the prior Cantor SPACs on page 4. Please clearly disclose the current stock price for each company as of the most recent practicable date.

In response to the Staff’s comment, we have revised the disclosure to include the current stock price for each company as of the most recent practicable date.

Risk Factors, page 37

2.	Please revise the risk factor on page 77 to describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

●	de-SPACs, depending on the structure of the de-SPAC transaction.

In response to the Staff’s comment, we have revised the indicated risk factor.

Source of Target Businesses, page 109

3.	We note the disclosure that you “have not engaged in material discussions with any of the prospective target businesses that any of the Active Cantor SPACs or Prior Cantor SPACs had considered. However, we may engage in such discussions with such targets subsequent to the pricing of this offering.” Please clearly disclose whether any discussions have occurred, directly or indirectly, with any of the prospective target businesses that any of the Active Cantor SPACs or Prior Cantor SPACs had considered and, if so, clarify the nature of those discussions.

In response to the Staff’s comment, we have revised the disclosure in this section and elsewhere to remove the word “material” and clarify that that we “have not engaged in discussions with any of the prospective target businesses that any of the Active Cantor SPACs or Prior Cantor SPACs had considered.”

General

4.	We note the disclosure that “Our sponsor has committed, pursuant to a forward purchase contract with us, to purchase, in a private placement for gross proceeds of $10,000,000 to occur concurrently with the consummation of our initial business combination, the component securities of 1,000,000 of our units (consisting of 1,000,000 Class A ordinary shares and 333,333 warrants) on substantially the same terms as the sale of units in this offering and 250,000 Class A ordinary shares (for no additional consideration).” Given the additional 250,000 shares of class A ordinary shares for no additional consideration, it does not appear the forward purchase is on substantially the same terms as the sale of units in this offering. Please revise throughout the prospectus to highlight the material differences in the overall price of the private placement, including the additional ordinary shares, as compared to the IPO.

In response to the Staff’s comment, we have revised the disclosure throughout the Draft Registration Statement to remove references to “substantially the same terms as the sale of units in this offering” in relation to the forward purchase contract and to indicate the purchase of the additional forward purchase founder shares as a part of the forward purchase contract.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CF ACQUISITION CORP. A

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.